UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2025

Commission File Number: 001-41657

CBL INTERNATIONAL LIMITED

(Registrant’s Name)

Level 23-2, Menara Permata Sapura

Kuala Lumpur City Centre

50088 Kuala Lumpur

Malaysia

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Voting Results of Extraordinary General Meeting

On November 26, 2025, at 9:30 a.m. Malaysia Time (November 25, 2025, at 9:30 p.m., Eastern Time), CBL International Ltd. (the “Company”) held an extraordinary general meeting of shareholders (the “EGM”) in person at Room 3602-03A, Skyline Tower, 39 Wang Kwong Road, Kowloon Bay, Hong Kong. Holders of 23,621,736 ordinary shares of the Company (the “Ordinary Shares”) were present in person or by proxy at the EGM, representing approximately 85.89% of the total 27,500,327 outstanding Ordinary Shares as of the record date of October 23, 2025 and therefore constituting a quorum of the Ordinary Shares outstanding and entitled to vote at the EGM as of the record date. All matters voted on at the EGM were approved as recommended by the board of directors of the Company (the “Board of Directors”). The final voting results for each matter submitted to a vote of shareholders at the EGM are as follows:

		For	Against	Abstain
Proposal No. 1

To approve, as a special resolution, an alteration to the share capital of the Company by:

(i) re-designating and re-classifying the authorized share capital of the Company from US$50,000 divided into 500,000,000 Ordinary Shares of par value US$0.0001 per share, to US$50,000 divided into (a) 30,000,000 Class A ordinary shares, par value US$0.0001 per share (the “Class A Ordinary Shares”) and (b) 470,000,000 Class B ordinary shares, par value US$0.0001 per share (the “Class B Ordinary Shares”), in each case having the respective rights and privileges and being subject to the Third Amended and Restated Memorandum of Association and the Second Amended and Restated Articles of Association (each as defined in sub-paragraph (ii) below) (the “Redesignation of Share Capital”) by:

(a) re-designating 13,175,000 Ordinary Shares held by CBL (Asia) Limited into Class A Ordinary Shares on a one-for-one basis;

(b) re-designating all issued and outstanding Ordinary Shares (except for the 13,175,000 Ordinary Shares held by CBL (Asia) Limited) into Class B Ordinary Shares on a one-for-one basis;

(c) re-designating 16,825,000 of the remaining authorized but unissued Ordinary Shares into 16,825,000 Class A Ordinary Shares on a one-on-one basis; and

(d) re-designating 455,674,673 of the remaining authorized but unissued Ordinary Shares into 455,674,673 Class B Ordinary Shares on a one-on-one basis; and

(ii) adopting the third amended and restated memorandum of association (the “Third Amended and Restated Memorandum of Association”) and the second amended and restated articles of association (the “Second Amended and Restated Articles of Association”) of the Company, in the forms of Appendices A and B, respectively, to the Notice of Extraordinary General Meeting, as the memorandum and articles of association of the Company, in substitution for, and to the exclusion of, the existing Second Amended and Restated Memorandum of Association and Amended and Restated Articles of Association, respectively, of the Company.

		15,866,735	7,755,001	0

Proposal No. 2	To approve, as an ordinary resolution, a share consolidation of every issued and unissued Ordinary Share (including the Class A Ordinary Shares and Class B Ordinary Shares upon the Redesignation of Share Capital taking effect) at a ratio of not less than one (1)-for-two (2) and not more than one (1)-for-twenty (20) (the “Range”), with the exact ratio to be set at a whole number within the Range by the Board of Directors in its sole discretion and the effective date of such share consolidation (the “Effective Date”) to be determined by the Board of Directors in its sole discretion, but in no event shall the Effective Date occur later than August 27, 2026.	15,880,839	7,740,897	0

Proposal No. 3	To approve, as an ordinary resolution, to adjourn the EGM for any purpose, including to solicit additional proxies if there are insufficient votes at the time of the EGM to approve the proposals described above.	15,943,247	7,678,489	0

Copies of the Third Amended and Restated Memorandum of Association and the Second Amended and Restated Articles of Association are attached hereto as Exhibits 1.1 and 1.2, respectively.

This Report on Form 6-K, including its exhibits, is incorporated by reference into the registration statement on Form F-3 (File No. 333-284228) of the Company filed with the SEC, and into each prospectus supplement filed pursuant to such registration statement, to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

Exhibit No.	Description
1.1	Third Amended and Restated Memorandum of Association of the Company
1.2	Second Amended and Restated Articles of Association of the Company

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CBL International Limited

	By:	/s/ Teck Lim Chia
	Name:	Teck Lim Chia
Date: November 26, 2025	Title:	Chief Executive Officer